Evolving Gold Corp Appoints William (Bill) Majcher as Director

September 25, 2007, Vancouver, British Columbia: Evolving Gold Corporation (TSX-V:EVG) (OTCBB: EVOGF) (FSE: EV7) (the “Company”) is pleased to announce that at the Company’s Annual General Meeting held September 21, 2007, the following directors were re-elected: Robert Bick, Dr. Lawrence A. Dick, Donald Gee and Gilles Arseneau.

The Company is also pleased to announce the appointment of William (Bill) Majcher to the Board of Directors. Mr. Majcher is the Managing Director/International for The Baron Group, a mid-tier Hong Kong Investment bank www.baroninvestmentbank.com. Bill brings to the Company a global financial network valuable to Evolving from both the financing and market-making perspectives.

About Bill Majcher

Bill Majcher is a highly accomplished visionary with over 20 years combined experience in public service, international finance, and capital markets. His background includes management, public stewardship, structured finance, emerging markets, product development, strategic planning, positioning, and risk management.

Mr. Majcher started his career as a Euro-bond trader in London, England, where he was known as one of the youngest Canadian Eurobond traders in the market. He later used this experience during a twenty year career with the Royal Canadian Mounted Police (RCMP), where Mr. Majcher enjoyed remarkable success in covert and public market investigations that often saw him working with law enforcement and securities regulators from around the globe. Mr. Majcher has experience as a Futures and Options broker and trader and has lectured extensively on abuse within the international capital markets, including sophisticated money laundering.

Bill is featured in an in-depth article in the September 24, 2007 issue of Canadian Business Magazine.

The Board of Directors have appointed the following management executives: Robert Bick, CEO, Dr. Lawrence A. Dick, President, Donald Gee, CFO and Dr Quinton Hennigh, VP Exploration.

Robert Bick, CEO commented, “The Evolving Board has strong expertise in geology, management and property assessment and acquisition. Bill provides a financial resource indispensable for a well rounded and versatile Board of Directors. We welcome Bill Majcher and look forward to his contributions.”

The Company wishes to thank Paul Cowley, P. Geo. for his past contributions as a director. Paul has served as director since the founding of Evolving Gold and was a diligent, committed board member who assiduously served shareholder interests. We wish Paul the very best in his ongoing career.

About Evolving Gold Corp.

Evolving Gold Corporation is an emerging exploration and development company focused on building value through the acquisition and exploration of prospective gold properties primarily in the southwestern United States, in particular Nevada.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Robert Bick”
Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells:  cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7